OSISKO FILES CIRCULAR FOR SPECIAL MEETING TO APPROVE
ACQUISITION OF ORION MINE FINANCE'S ROYALTY PORTFOLIO

Montréal, Québec, June 30, 2017 – Osisko Gold Royalties Ltd (TSX & NYSE: OR) ("Osisko" or the “Company”) is pleased to announce that it has filed a management information circular (the "Circular") and related proxy materials with the Canadian securities regulators and U.S. Securities and Exchange Commission in advance of its special meeting of shareholders (the "Meeting").

BACKGROUND

On June 5, 2017, Osisko announced that it has entered into a definitive agreement with Orion Mine Finance Group ("Orion") to acquire a high-quality precious metals portfolio of assets consisting of 74 royalties, streams and precious metal offtakes for total consideration of C$1.125 billion, creating a growth-oriented, world class and gold-focused royalty and streaming company (the "Transaction"). The combination of Osisko's and Orion's portfolios will result in Osisko holding a total of 131 royalties, streams and precious metal offtakes, including 16 revenue-generating assets. The Company's cornerstone assets remain the 5% net smelter return ("NSR") royalty on the world class and long-life Canadian Malartic gold mine (Canada's largest producing gold mine) and its 2.0% to 3.5% sliding scale NSR royalty on the world class Éléonore gold mine. Through the Transaction, Osisko will gain a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new high-quality mines in Canada, in addition to a 100% silver stream on the substantial Mantos Blancos copper mine in Chile. Certain assets in the Orion portfolio are subject to buyback and buydown provisions.

Sean Roosen, Chair and CEO of Osisko, commented: “We are very pleased to file our management information circular in connection with Osisko’s acquisition of the Orion portfolio. Osisko’s Board of Directors and management team invites all shareholders to vote IN FAVOUR of this transformational transaction”.

Shareholders of record on June 19, 2017, being the record date for the Meeting, will receive notice of and be entitled to vote at the Meeting. The Circular, which provides important information about the Transaction as well as information concerning Osisko and Orion, is now being mailed to shareholders of Osisko.

OSISKO SPECIAL MEETING

The special meeting of shareholders of Osisko is scheduled to be held at 9:00 a.m. (Montréal time) on Monday, July 31, 2017 at the offices of Lavery, de Billy, L.L.P. located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, Canada, H3B 4M4.

Your vote is important regardless of the number of shares you own. Osisko encourages shareholders to read the meeting materials in detail. An electronic copy of the Circular is available on Osisko's website at www.osiskogr.com. It will also be available under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

YOUR VOTE IS IMPORTANT. VOTE TODAY. Osisko's Board of Directors and Management UNANIMOUSLY recommend that Shareholders vote IN FAVOUR of the Transaction.

HOW TO VOTE

Due to essence of time, shareholders are encouraged to vote today using the internet, telephone or facsimile.

Registered shareholders of Osisko Registered shareholders may vote by:

  Internet: www.cstvotemyproxy.com

  Telephone: 1-888-489-7352 (North American Toll Free)

  Facsimile: 1-866- 781-3111 (North American Toll Free) or 416-368-2502 (outside North America)

  Mail: 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Quebec, H3A 2A6, or by courier at 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Quebec, H3A 2A6

  Attending the meeting in person: 1 Place Ville Marie, Suite 4000, Montréal, Québec

Non-registered shareholders of Osisko

Shareholders who hold shares of Osisko through a bank or other intermediary will have different voting instructions. In most cases, non-registered shareholders will receive a voting instruction form as part of the meeting materials. Non-registered shareholders are encouraged to carefully follow the instructions found therein, on how to submit their votes.

SHAREHOLDERS QUESTIONS

Shareholders of Osisko who have questions regarding the Transaction or require assistance with voting may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone or email as set forth below.

Laurel Hill Advisory Group
By telephone (North American Toll Free) at: 1-877-452-7184
By telephone (Collect Outside North America) at: +1-416-304-0211
By email at: assistance@laurelhill.com

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Prior to the Transaction announced on June 5, 2017, it held over 50 royalties and one stream, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0% to 3.5% sliding scale NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar mine (Canada). It maintains a strong financial position with cash resources of C$423.6 million at March 31, 2017 and has distributed C$35.1 million in dividends to its shareholders during the past ten consecutive quarters. Osisko also owns a portfolio of publicly held resource companies, including a 15.4% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd. and 33.4% in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. For more information, visit www.osiskogr.com.

For further information, please contact Osisko Gold Royalties:

Joseph de la Plante	Vincent Metcalfe
Vice President, Corporate Development	Vice President, Investor Relations
Tel. (514) 940-0670	Tel. (514) 940-0670
jdelaplante@osiskogr.com	vmetcalfe@osiskogr.com

Forward-looking statements

Certain statements contained in this press release may be considered "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and U.S. securities laws. All statements in this press release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding the benefits of the proposed Transaction, if any, the timing and ability of Osisko to complete the proposed Transaction, if at all, Osisko's growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, gold equivalent ounces, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the completion of the Transaction and related private placement, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko's investments and the Transaction, including future net present value and cash flow measures, and the estimate of gold equivalent ounces to be acquired in connection with the Transaction.

Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: acceptance of the Transaction by Osisko's shareholders; the completion of the related private placement; the ability of the parties to receive, in a timely manner, the necessary regulatory and other third party approvals; the ability of the parties to satisfy, in a timely manner, the conditions to the closing of the Transaction; the ability of Osisko to realize the assumed benefits of the Transaction; fluctuations in the prices of the commodities that drive royalties held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from mineral resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks.

The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko's issuer profile on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.